                                          Filed Pursuant To Rule 424(b)(5)
                                          Registration No. 333-42239

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 19, 1997)
                                  $350,000,000

LOGO
                                DANA CORPORATION
                       $150,000,000 6.50% NOTES DUE 2008
                       $200,000,000 7.00% NOTES DUE 2028
                            ------------------------
                   INTEREST PAYABLE MARCH 15 AND SEPTEMBER 15
                            ------------------------

     Dana Corporation ("Dana" or the "Company") is offering the 6.50% Notes, which mature on March 15, 2008 (the "2008 Notes"), and the 7.00% Notes, which mature on March 15, 2028 (the "2028 Notes") (collectively, the "Notes") at the prices and terms described in this Prospectus Supplement and the accompanying Prospectus. The Notes are unsecured senior debt securities, ranking in parity with all other unsecured and unsubordinated debt of the Company. The Notes will not be listed on any securities exchange. The Notes will be represented by Global Securities registered in the name of The Depository Trust Company (the "Depository") or its nominee and Notes in definitive form will not be issued. Interests in the Global Securities will be shown on the records maintained by the Depository and its participants and transfer of the Global Securities will be effected only through such records. The Company will have the right to redeem the Notes at any time, in whole or in part, at a redemption price equal to the sum of the principal amount of the Notes being redeemed (plus accrued interest thereon to the redemption date) and any applicable Make-Whole Amount (as defined herein). The Notes are not convertible into or exchangeable for Common Stock or Preferred Stock of the Company and are not entitled to the benefit of any sinking fund. For further information, see "Description of the Notes."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

========================================================================================================================
                                                 PRICE TO            UNDERWRITING DISCOUNTS           PROCEEDS TO
                                                 PUBLIC(1)             AND COMMISSIONS(2)            COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------------------
Per 2008 Note..........................           99.536%                     .650%                     98.886%
------------------------------------------------------------------------------------------------------------------------
Total for 2008 Notes...................        $149,304,000                $  975,000                $148,329,000
------------------------------------------------------------------------------------------------------------------------
Per 2028 Note..........................           99.343%                     .875%                     98.468%
------------------------------------------------------------------------------------------------------------------------
Total for 2028 Notes...................        $198,686,000                $1,750,000                $196,936,000
========================================================================================================================

(1) Plus accrued interest, if any, from date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $500,000.
                            ------------------------

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about March 16, 1998, through the book-entry facilities of the Depository against payment therefor in immediately available funds.
                            ------------------------
LEHMAN BROTHERS
                            MERRILL LYNCH & CO.
                                                 J.P. MORGAN & CO.

March 11, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE NOTES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE NOTES. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A FURTHER DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     Founded in 1904 as the first supplier of universal joints to the automotive industry, Dana Corporation (with its consolidated subsidiaries, "Dana" or the "Company") is today an international leader in the design, manufacture and marketing of a broad range of products for the worldwide vehicular and industrial markets, with sales totaling $8.3 billion in 1997. The Company's products include automotive components (including drivetrain components such as axles, driveshafts and structural components); heavy truck components (including axles, brakes, driveshafts and power take-off units); off-highway components (including axles, brakes, transaxles, power-shift transmissions, pumps, motors and control valves); engine components (including gaskets, seals, piston rings and filters); and industrial products (including electrical and mechanical brakes and clutches, drives and motion control devices). The Company's products are manufactured and marketed globally to original equipment manufacturers ("OEMs") and to distributors of parts for highway and mobile off-highway vehicles and industrial machinery. The Company also provides leasing and other commercial financial services in selected markets.

     To serve its global markets, the Company has established six Strategic Business Units ("SBUs") for Automotive Components, Heavy Truck Components, Off-Highway Components, Engine Components, Industrial Components and Leasing Services, in addition to regional administrative organizations for North America, Europe, South America and Asia/Pacific. The Company operates over 300 manufacturing and distribution facilities around the world (including more than 140 facilities located in 29 countries outside of the United States) and average worldwide employment in 1997 was 49,100 people. The Company's international sales (including exports from the United States) were approximately 36% of net sales in 1997.

     In January 1998, the Company completed the acquisition of the heavy axle and brake business of Eaton Corporation.

     The Company's principal executive offices are located at 4500 Dorr Street, Toledo, Ohio 43615, telephone number (419) 535-4500.

     For additional information about the Company's business, see "Business."

                                USE OF PROCEEDS

     The net proceeds from the offerings of the Notes will be used primarily to retire outstanding indebtedness. Such indebtedness, which is either short-term bank financing or medium-term notes maturing over the next several months, has an average weighted interest rate of 6.15%. A portion of the net proceeds from the offerings may also be used for general corporate purposes, including retirement of other indebtedness, working capital needs and capital expenditures.

                                 CAPITALIZATION

     The first table below summarizes both the actual capitalization for Dana and its consolidated subsidiaries as of December 31, 1997, and the capitalization as adjusted to give effect to the Notes offerings (excluding discounts, commissions, fees and expenses of approximately $5 million). The second table presents the same information for Dana and its consolidated subsidiaries with Dana Credit Corporation ("DCC"), a wholly-owned subsidiary, included on an equity basis. This information should be read in conjunction with the "Selected Financial Data" section and the financial statements and notes thereto appearing elsewhere in this Prospectus Supplement or in the documents incorporated by reference herein.

DANA AND CONSOLIDATED SUBSIDIARIES

                                                               DECEMBER 31, 1997
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
                                                                 (IN MILLIONS)
Short-term debt.............................................  $  504.2   $  504.2
Long-term debt:
  Current portion of long-term debt.........................     432.7      212.7
  Other long-term debt......................................   1,745.6    1,615.6
  Notes offered hereby......................................        --      350.0
                                                              --------   --------
     Total long-term debt...................................   2,178.3    2,178.3
Shareholders' equity........................................   1,701.2    1,701.2
                                                              --------   --------
     Total capitalization...................................  $4,383.7   $4,383.7
                                                              ========   ========

DANA AND CONSOLIDATED SUBSIDIARIES
(INCLUDING DCC ON AN EQUITY BASIS)

                                                               DECEMBER 31, 1997
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
                                                                 (IN MILLIONS)
Notes payable, current:
  Current portion of long-term debt.........................  $  224.5   $    4.5
  Other.....................................................     179.2      179.2
                                                              --------   --------
     Total notes payable, current...........................     403.7      183.7
Long-term debt:
  Medium term loans.........................................     960.0      830.0
  Other long-term debt......................................      31.9       31.9
  Notes offered hereby......................................        --      350.0
                                                              --------   --------
     Total long-term debt...................................     991.9    1,211.9
                                                              --------   --------
Shareholders' equity........................................   1,701.2    1,701.2
                                                              --------   --------
     Total capitalization...................................  $3,096.8   $3,096.8
                                                              ========   ========

                            SELECTED FINANCIAL DATA

     The first table below summarizes selected financial information for Dana and its consolidated subsidiaries for each of the years in the five-year period ended December 31, 1997. The second table presents the same information for Dana and its consolidated subsidiaries with DCC included on an equity basis. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus Supplement or in the documents incorporated by reference herein.

DANA AND CONSOLIDATED SUBSIDIARIES

                                                          YEAR ENDED DECEMBER 31
                                           ----------------------------------------------------
                                             1993       1994       1995       1996       1997
                                           --------   --------   --------   --------   --------
                                                       (IN MILLIONS, EXCEPT RATIOS)
STATEMENT OF INCOME DATA
Net sales................................  $5,460.1   $6,613.8   $7,597.7   $7,686.3   $8,290.8
Revenue from lease financing and other
  income.................................     103.2      126.7      196.8      204.4      479.5
Total revenues...........................   5,563.3    6,740.5    7,794.5    7,890.7    8,770.3
Cost of sales............................   4,675.5    5,624.0    6,449.7    6,525.2    7,180.4
Selling, general and administrative
  expenses...............................     522.6      611.5      685.2      714.8      739.7
Interest expense.........................     137.3      113.4      146.4      159.0      196.1
Income before income taxes...............     227.9      391.6      513.2      491.7      654.1
Estimated taxes on income................      89.6      157.4      181.2      166.3      293.6
Income before minority interest and
  equity in earnings (losses) of
  affiliates.............................     138.3      234.2      332.0      325.4      360.5
Minority interest........................     (26.2)     (30.2)     (40.4)     (32.8)     (23.5)
Equity in earnings (losses) of
  affiliates.............................      16.4       24.2       (3.5)      13.4       32.1
Effect of change in accounting for post-
  employment benefits....................     (48.9)        --         --         --         --
Net income...............................      79.6      228.2      288.1      306.0      369.1
BALANCE SHEET DATA
Cash and marketable securities...........  $   77.6   $  112.2   $   66.6   $  227.8   $  394.3
Accounts receivable......................     790.5      960.4    1,081.6    1,069.1    1,162.9
Inventory................................     649.9      740.2      874.8      912.9      909.8
Lease financing..........................     849.3      931.0    1,004.9    1,167.3    1,330.1
Property, plant and equipment, net.......   1,142.1    1,347.2    1,649.5    1,824.8    2,044.8
Other assets.............................   1,122.5    1,019.8    1,016.7      958.1    1,276.8
Total assets.............................   4,631.9    5,110.8    5,694.1    6,160.0    7,118.7
Short-term debt..........................     474.1      583.1      791.4      640.3      504.2
Long-term debt...........................   1,207.4    1,186.5    1,315.1    1,697.7    2,178.3
Deferred employee benefits...............   1,011.5    1,109.9    1,096.2    1,025.6    1,062.5
Shareholders' equity.....................     801.4      939.8    1,164.6    1,428.7    1,701.2
OTHER DATA
EBIT (1).................................  $  365.2   $  505.0   $  659.6   $  650.7   $  850.2
Depreciation and amortization............     195.7      210.6      245.8      278.4      334.5
Capital expenditures.....................     204.0      337.2      409.7      356.5      426.0
Ratio of earnings to fixed charges (2)...       2.5x       4.0x       4.0x       3.7x       4.0x
Ratio of EBIT to interest expense (1)....       2.7x       4.5x       4.5x       4.1x       4.3x
EBITDA to total debt (3).................      33.4%      40.4%      43.0%      39.7%      44.2%
Total debt to total capitalization (4)...      67.7%      65.3%      64.4%      62.1%      61.2%

Notes (1) through (4) are found starting on page S-6.

DANA AND CONSOLIDATED SUBSIDIARIES
(INCLUDING DCC ON AN EQUITY BASIS)

                                                          YEAR ENDED DECEMBER 31
                                           ----------------------------------------------------
                                             1993       1994       1995       1996       1997
                                           --------   --------   --------   --------   --------
                                                       (IN MILLIONS, EXCEPT RATIOS)
STATEMENT OF INCOME DATA
Net sales................................  $5,456.9   $6,607.4   $7,596.3   $7,686.3   $8,290.8
Other income (expense)...................     (12.3)     (12.8)      41.5       28.0      285.9
Total revenues...........................   5,444.6    6,594.6    7,637.8    7,714.3    8,576.7
Cost of sales............................   4,687.8    5,630.5    6,469.0    6,549.8    7,212.1
Selling, general and administrative
  expenses...............................     449.7      529.8      602.9      627.7      628.9
Interest expense.........................      83.2       54.3       75.5       84.6      117.2
Income before income taxes...............     223.9      380.0      490.4      452.2      618.5
Estimated taxes on income................      89.3      154.9      181.0      154.5      286.0
Income before minority interest and
  equity in earnings (losses) of
  affiliates.............................     134.6      225.1      309.4      297.7      332.5
Minority interest........................     (26.2)     (30.2)     (40.4)     (32.8)     (23.5)
Equity in earnings (losses) of
  affiliates.............................      20.1       33.3       19.1       41.1       60.1
Effect of change in accounting for post-
  employment benefits....................     (48.9)        --         --         --         --
Net income...............................      79.6      228.2      288.1      306.0      369.1
BALANCE SHEET DATA
Current assets...........................  $1,778.7   $1,989.1   $2,160.6   $2,365.6   $2,731.2
Property, plant and equipment, net.......   1,061.3    1,210.4    1,486.4    1,637.2    1,844.9
Other assets.............................     844.1      886.8      941.0      934.2    1,201.0
Total assets.............................   3,684.1    4,086.3    4,588.0    4,937.0    5,777.1
Notes payable, current...................     318.0      413.1      515.4      362.9      403.7
Other current liabilities................     960.5    1,042.7    1,093.0    1,114.2    1,422.9
Long-term debt...........................     496.0      389.3      533.7      810.4      991.9
Deferred employee benefits and other
  noncurrent liabilities.................     966.0    1,149.2    1,127.5    1,049.9    1,103.3
Shareholders' equity.....................     801.4      939.8    1,164.6    1,428.7    1,701.2
OTHER DATA
EBIT (1).................................  $  307.1   $  434.3   $  565.9   $  536.8   $  735.7
Depreciation and amortization............     154.3      163.6      187.4      216.9      264.7
Capital expenditures.....................     175.8      278.2      338.3      284.0      364.5
Ratio of earnings to fixed charges (2)...       3.1x       5.7x       5.5x       4.7x       5.1x
Ratio of EBIT to interest expense (1)....       3.7x       8.0x       7.5x       6.3x       6.3x
EBITDA to total debt (3).................      56.7%      74.5%      71.8%      64.2%      71.7%
Total debt to total capitalization (5)...      50.4%      46.1%      47.4%      45.1%      45.1%

---------------

(1) EBIT represents earnings before interest expense, estimated taxes on income, minority interest, equity in earnings (losses) of affiliates, and the effects of changes in accounting principles, and is not intended to represent an alternative to operating income (as defined in accordance with generally accepted accounting principles, "GAAP") as an indicator of the Company's operating performance or as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. The Company believes that EBIT divided by interest expense is a meaningful measure of performance because it is commonly used in the Company's industry to analyze operating performance, leverage and liquidity. The Company understands that while EBIT is frequently used to analyze companies, EBIT as presented here is not necessarily comparable to what other companies state as "EBIT" because of potential inconsistencies in the method of calculation.

(2) These ratios were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before taxes, distributed income of less than 50% owned affiliates, fixed charges (excluding capitalized interest) and income of majority-owned subsidiaries with fixed charges, and "fixed charges" consist of interest on indebtedness and that portion of rental expense (one third) which the Company believes to be representative of interest.

(3) EBITDA represents earnings before interest expense, estimated taxes on income, minority interest, equity in earnings (losses) of affiliates, and the effects of changes in accounting principles, depreciation and amortization, and is not intended to represent an alternative to operating income (as defined in accordance with GAAP) or as an alternative to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. The Company believes that EBITDA divided by total debt is a meaningful measure of performance because it is commonly used in the Company's industry to analyze operating performance, leverage and liquidity. The Company understands that while EBITDA is frequently used to analyze companies, EBITDA as presented herein is not necessarily comparable to what other companies state as "EBITDA" because of potential inconsistencies in the method of calculation.

(4) Total debt to total capitalization represents (i) short-term debt plus long-term debt, divided by (ii) short-term debt plus long-term debt plus shareholders' equity.

(5) Total debt to total capitalization represents (i) notes payable, current plus long-term debt, divided by (ii) notes payable, current plus long-term debt plus shareholders' equity.

                                    BUSINESS

BUSINESS SEGMENTS

     The Company operates in three principal business segments: Vehicular, Industrial and Lease Financing.

     In the Vehicular segment, Dana sells components and assemblies used in light, medium and heavy trucks, sport utility vehicles, trailers, vans and automobiles. These products include drivetrain components (axles, driveshafts and structural components), engine parts (gaskets and sealing systems, piston rings and filtration products), structural components (vehicle frames, engine cradles and rails) and chassis products (steering and suspension components).

     In the Industrial segment, the Company sells products for off-highway vehicle and stationary equipment applications. Such products include components for industrial power transmission products (electrical and mechanical brakes and clutches, drives and motion control devices) and components for fluid power systems (pumps, cylinders and control valves).

     In the Lease Financing segment, DCC offers lease financing services in the form of specialized capital markets lease transactions worldwide and customized equipment financing programs in the U.S., Canada, the United Kingdom and continental Europe.

     During the past three years, sales in the Vehicular and Industrial segments were as follows:

                                                               SALES BY BUSINESS SEGMENT(1)
                                                             PERCENTAGE OF CONSOLIDATED SALES
                                                            ----------------------------------
                                                            1995           1996           1997
                                                            ----           ----           ----
Vehicular --
  OEMs....................................................   58%            58%            58%
  Service Parts...........................................   22%            22%            18%
                                                             --             --             --
     Total................................................   80%            80%            76%
Industrial --
  OEMs....................................................   10%            10%            14%
  Service Parts...........................................   10%            10%            10%
                                                             --             --             --
     Total................................................   20%            20%            24%

---------------

(1) End use of products is not always identifiable, but these are estimates that the Company believes to be reasonable based on expected customer usages. Revenue from the Lease Financing segment is not included as a component of sales.

     The major product groups within the Vehicular segment are as follows:

                                                             MAJOR PRODUCT GROUPS -- VEHICULAR SEGMENT
                                                                 PERCENTAGE OF CONSOLIDATED SALES
                                                            -------------------------------------------
TYPES OF PRODUCTS                                            1995              1996              1997
-----------------                                           -------           -------           -------
Products for highway vehicles, primarily trucks
  Front and rear axles....................................    30%               30%               29%
  Engine parts and accessories............................    13%               12%               15%
  Driveshafts and universal joints........................    10%               11%               12%
  Frames and other structural components..................     8%                9%               10%
Other Vehicular products..................................    19%               18%               10%
                                                              --                --                --
     Total................................................    80%               80%               76%

     No product or product group within the Industrial segment exceeded 10% of Dana's consolidated sales during these periods.

SELECTED INTERNATIONAL INFORMATION

     Dana's international subsidiaries and affiliates manufacture and sell a number of vehicular and industrial products which are similar to those produced by the Company in the United States. To support the Strategic Business Units on a global basis, the Company has administrative organizations in each major economic region -- North America, Europe, South America and Asia/Pacific -- to facilitate financial and statutory reporting and tax compliance on a worldwide basis.

     In 1997, international sales (including $697 million in exports from the U.S.) were $3.0 billion or 36% of the Company's consolidated sales, international operating income was $109 million or 17% of the Company's consolidated operating income and equity in earnings from international affiliates was $27 million.

STRATEGIC INITIATIVES

     Since the beginning of 1997, Dana has taken a number of steps to focus on and strengthen its core products and businesses. The Company completed three major strategic acquisitions (Clark-Hurth Components, the Sealed Power Division of SPX Corporation and the heavy axle and brake business of Eaton Corporation) and initiated significant restructuring and rationalization plans (including the sale of the Company's European distribution activities and various other operations which were not core to Dana's business).

     These actions were also in line with two goals which the Company has been pursuing for some time. The first is to reduce the proportion of Dana's sales represented by highway vehicle OEM production. The Company's long-term goal is to obtain a 50-50 balance between sales to highway vehicle OEM customers (58% of Dana's net sales in 1997) and sales to the distribution, off-highway, service and industrial markets (42% of 1997 net sales). The Company seeks to expand its off-highway and distribution businesses by increasing market penetration and broadening its product offerings through internal growth and acquisition.

     The second goal is to obtain a greater balance between U.S. and international sales. In 1997, international sales (including exports from the U.S.) were 36% of Dana's consolidated sales. The Company's long-term goal is to obtain 50% of its sales (including exports) from customers outside the U.S. By broadening its sales base, the Company believes that it will be better able to withstand economic downturns in particular countries, source materials from the areas of the world which offer the lowest cost and access markets which have the greatest growth potential. The three acquisitions referred to above furthered this strategy. In addition, the Company is focusing on meeting its OEM customers' needs in each of the local markets in which they operate, both through exports and by locating manufacturing or assembly facilities in markets where key OEM customers have assembly plants.

     During 1997, the Company also reorganized its operations into the following six market-focused Strategic Business Units to better serve its global customers.

     Automotive Components Group -- With 91 facilities and nearly 20,000 people in 22 countries, the Automotive Components Group serves the world's light truck and passenger car markets with Spicer(R) light duty axles and driveshafts, Parish(R) structural components (such as engine cradles and frames), transfer cases and integrated modules and systems that provide innovative solutions to the needs of Dana's customers. Paced by continued strength in the light truck market, 1997 was a record year for the operations that comprise the Group, with sales reaching $3.9 billion. The Group's three largest customers in 1997 were Ford Motor Company ("Ford"), Chrysler Corporation ("Chrysler") and General Motors Corporation ("General Motors").

     Heavy Truck Components Group -- The Heavy Truck Components Group became a major global supplier to the medium and heavy truck markets on completion of the acquisition of Eaton Corporation's heavy axle and brake business in early 1998. The acquisition provides the Group with global depth in products, engineering, purchasing, manufacturing and marketing, and gives Dana the opportunity to be the most diverse and technologically advanced independent manufacturer of heavy axles and brakes in the world. The acquired operations had 1997 sales of approximately $660 million, nearly the same as the $664 million in sales the Group achieved in 1997. Now operating 25 facilities in nine countries, the Group produces Spicer(R) heavy axles and brakes, trailer products and medium and heavy duty driveshafts and Chelsea(R) power take-off units and assembles modules and systems for heavy trucks. Navistar International Transportation Corp., Ford and Mack Trucks, Inc. were the Group's three largest customers in 1997.

     Off-Highway Components Group -- With 17 manufacturing operations in seven countries, the Off-Highway Components Group serves 700 customer locations in 30 nations. Serving the construction, agriculture, mining, specialty chassis, outdoor power, materials handling, forestry and leisure utility equipment markets, the Group produces Spicer(R) Clark-Hurth(TM) axles and brakes, transaxles, power-shift transmissions, torque converters and electronic controls and Gresen(R) hydraulic pumps, motors, valves, filters and electronic components. Since its establishment in 1985, the Group has grown, through internal growth and acquisitions, to a leadership position in the majority of its eight primary markets, increasing sales to $890 million in 1997. Dana's 1997 purchase of Clark-Hurth Components significantly broadened the Group's manufacturing base for off-highway components and brought new technologies, products and international reach to the Group. Agco Corporation, OmniQuip International, Inc. and Tamrock Corp. were the Group's three largest customers in 1997.

     Engine Components Group -- Dana's second-largest SBU, the Engine Components Group had $1.8 billion in sales during 1997. Capitalizing on the combined strengths of its Victor Reinz(R) sealing products, Wix(R) filtration products and Perfect Circle(R) engine parts operations, the Group serves the automotive, heavy truck, agricultural, construction, mining, aeronautical, marine, railway, motor cycle and industrial markets, including virtually every major OEM engine manufacturer in the world, as well as the related aftermarkets. A technological leader, the Group is a leading worldwide manufacturer of graphite and multi-layer steel gaskets and is active in the development of advanced filtration products and composite-based engine components. The recently acquired Sealed Power(R) piston ring and cylinder liner assets, combined with the Perfect Circle engine components, gives the Engine Components Group a major presence in the global engine marketplace. National Automotive Parts Association ("NAPA"), Carquest Corporation and General Motors were the Group's three largest customers in 1997.

     Industrial Components Group -- Serving nearly 10,000 customers in over 50 countries around the world, Dana's Industrial Components Group develops, manufactures and markets products and systems that drive and control motion. The Group manufactures Warner Electric(R) clutches, brakes, linear actuators, motors and controls; Boston(R) hose products; and Weatherhead(R) couplings. Dana's most diverse core business, with 1997 sales of $750 million, the Industrial Components Group serves global markets, including the industrial machinery, processing equipment, machine tool, business machine, communication, information processing, transportation, agriculture, construction, mining, chemical, petroleum and automotive industries. NAPA, Ford and Motion Industries, Inc. were the Group's three largest customers in 1997.

     Leasing Services -- Dana Credit Corporation and its subsidiaries provide leasing services to selected markets in the U.S., Canada, the United Kingdom and continental Europe. DCC's key products are small, middle ticket and capital markets leasing and finance products, asset and real property management and technology management. With a record $1.1 billion in new business in 1997, an all-time high $31 million in operating profits and assets owned or under management totaling more than $5.2 billion in original asset cost, DCC continues to strengthen its position in the international commercial leasing industry.

COMPETITION

     In the Vehicular and Industrial segments, the Company competes worldwide with a number of other manufacturers and distributors which produce and sell similar products, including vertically-integrated units of the Company's major OEM vehicular customers and a large number of independent domestic and international suppliers. The competitive environment in these segments has changed in the past few years as the Company's traditional United States OEM customers, faced with intense international competition, have expanded their worldwide sourcing of components with the stated objective of better competing with lower-cost imports. As a result, the Company has experienced competition from suppliers in other parts of the world which enjoy such economic advantages as lower labor and health care costs, and, in some cases, export and/or raw materials subsidies.

     In the Lease Financing segment, the Company's competitors include various international, national and regional leasing and finance organizations.

CUSTOMERS

     The Company has thousands of customers worldwide and enjoys long-standing business relationships with many of these customers. The Company's attention to price, quality, delivery and service has been recognized by numerous customers who have awarded supplier quality awards to Dana and its facilities. Only two customers, Ford and Chrysler (including their global subsidiaries and affiliates), accounted for more than 10% of the Company's consolidated net sales in 1997. Sales to Ford were 17% of Dana's consolidated sales in 1995, 16% in 1996 and 17% in 1997, while sales to Chrysler were 13%, 14% and 14% of Dana's consolidated sales in these periods. Loss of all or a substantial portion of the Company's sales to these customers or other large vehicle manufacturers would have a significant adverse effect on the Company's financial results until the lost sales volume could be replaced, though there can be no assurance when or if such volume will be replaced.

RESEARCH AND DEVELOPMENT

     The Company's objective is to be the leader in low cost, advanced technology, superior quality products and systems for its vehicular and industrial products customers. To enhance quality and reduce costs, the Company uses statistical process control, cellular manufacturing, flexible regional production and assembly, global sourcing and extensive employee training.

     In addition, the Company engages in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of existing products and to design and develop new products for both existing and new applications. The Company's spending on engineering, research and development, and quality control programs was $149 million in 1995, $164 million in 1996 and $193 million in 1997. The Company currently has technology centers dedicated to engineering and product development activities for local markets throughout the world. To promote efficiency, reduce development costs and enhance customer relationships, the Company's research and engineering people work closely with OEM customers on special product and system designs.

MANUFACTURING, FACILITIES AND EMPLOYMENT

     The Company has over 300 manufacturing, distribution and service branch or office facilities worldwide, located by region as shown in the following table. The majority of the Company's manufacturing and larger distribution facilities for vehicular and industrial products are owned. A few manufacturing facilities and most of the smaller distribution outlets and financial services branches and offices are leased.

                                                  FACILITIES BY REGION AT DECEMBER 31, 1997
                                                  -----------------------------------------
          TYPE OF FACILITY            NORTH AMERICA     EUROPE    SOUTH AMERICA    ASIA/PACIFIC    TOTAL
          ----------------            -------------     ------    -------------    ------------    -----
Manufacturing                              110            56           23                9          198
Distribution                                25             2            9               22           58
Service Branches, Offices                   46             9            5               13           73
                                           ---            --           --               --          ---
  Total                                    181            67           37               44          329

     Worldwide, the Company's average employment during 1997 was 49,100 people. Upon completion of the acquisition of the heavy axle and brake business of Eaton Corporation in January 1998, worldwide employment exceeded 51,000. Employment within the United States totaled approximately 30,700, of which approximately 11,000 were unionized.

                            DESCRIPTION OF THE NOTES

     The Notes will be unsecured general obligations of the Company, ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company which may be outstanding from time to time. The description of Debt Securities set out under "Description of Debt Securities" in the accompanying Prospectus (including the covenants and the discharge and defeasance provisions of the Indenture described therein) will apply to the Notes offered hereby, except as otherwise provided in the following description of the particular terms of the 2008 Notes and 2028 Notes. The following description of the Notes is qualified in its entirety by reference to the Indenture and to the First Supplemental Indenture dated March 11, 1998 designating the Notes (the "Indenture Supplement"). Capitalized terms used but not defined below have the meanings ascribed to them in the Prospectus and the Indenture.

GENERAL

     The Notes will be limited to $350,000,000 in aggregate principal amount. The 2008 Notes will be limited to $150,000,000 in aggregate principal amount, will mature on March 15, 2008, and will bear interest at the rate of 6.50% per annum. The 2028 Notes will be limited to $200,000,000 in aggregate principal amount, will mature on March 15, 2028, and will bear interest at the rate of 7.00% per annum. For the Notes, interest will be computed on the basis of a 360-day year of twelve 30-day months, from the date of issuance, or the most recent Interest Payment Date to which interest has been paid or provided for, and will be payable semiannually on March 15 and September 15 of each year, commencing September 15, 1998, to the persons in whose names the Notes are registered at the close of business on March 1 or September 1, as the case may be, next preceding such Interest Payment Date. The Company will be required to pay interest on any overdue principal and (to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at a rate of 1.00% per annum over the coupon rate for each Note, compounded semi-annually. The Notes will not be convertible into or exchangeable for Common Stock or Preferred Stock of the Company and will not be entitled to the benefit of any sinking fund. The Notes will not be listed on any securities exchange.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

     The Notes will be issued in the form of one or more Global Securities registered in the name of a nominee of The Depository Trust Company (the "Depository") and the provisions set forth under "Description of Debt
Securities -- Global Securities" in the accompanying Prospectus will apply to the Notes. The Notes will be issued in denominations of U.S. $1,000 and any integral multiple thereof. Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form.

     The Notes will trade in the Depository's Same-Day Funds Settlement System and secondary trading activity in the Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

OPTIONAL REDEMPTION

     The Company will have the right to redeem the Notes at any time, in whole or in part, upon not less than 30 calendar days' notice by mail at a redemption price equal to the sum of the principal amount of the Notes being redeemed (plus accrued interest thereon to the redemption date) and any Make-Whole Amount (as defined below) with respect to the Notes. Interest installments on a Note specified to be due on or prior to such redemption date will be payable to the holders of record on the relevant Record Date.

     As used in connection with any redemption of the Notes, "Make-Whole Amount" means any excess of (1) the aggregate present value (as of the redemption date) of the principal being redeemed and the remaining payments of interest (excluding that accrued before the redemption date) payable on that principal had the redemption not been made, determined by discounting the principal and interest on a semi-annual basis at the Reinvestment Rate (determined on the third Business Day before the notice of redemption is given) from the dates on which the principal and interest would have been payable to the redemption date, over (2) the aggregate principal amount of the Notes being redeemed.

     As used herein,

          (1) "Reinvestment Rate" means "Treasury Yield" plus (i) 0.10% for the 2008 Notes; (ii) 0.15% for the 2028 Notes.

          (2) "Treasury Yield" means the yield on Treasury securities at a constant maturity corresponding to the remaining life to the stated maturity (as of the redemption date, rounded to the nearest month) of the principal being redeemed. The Treasury Yield will be equal to the arithmetic mean of the yields published in the Statistical Release under the heading "Week Ending" for "U.S. Government Securities-Treasury Constant Maturities" with a maturity equal to such remaining life. If no published maturity exactly corresponds with such remaining life, then the Treasury Yield will be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities.

          (3) "Statistical Release" means the "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities. If no Statistical Release is published at the time of any redemption of the Notes or if the format or content of the Statistical Release changes so as to preclude a determination of the Treasury Yield in the above manner, the Company will designate a reasonably comparable index.

     For calculating the Reinvestment Rate, the Company will use the most recent Statistical Release published before the date of determination of the Make-Whole Amount.

     If fewer than all of the Notes are to be redeemed, the Trustee will select the particular Notes or portions thereof for redemption from the outstanding Notes not previously called, either pro rata, by lot or by such other method as the Trustee deems fair and reasonable. The aggregate principal amounts to be redeemed must equal $1,000 or any integral multiple thereof, and the selection must be made not more than 60 days or less than 30 days before the redemption date.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Terms Agreement dated March 11, 1998 (the "Terms Agreement"), the following Underwriters have severally agreed to purchase, and the Company has agreed to sell to them, the following principal amounts of the Notes:

                                                              PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
UNDERWRITER                                                    OF 2008 NOTES       OF 2028 NOTES
-----------                                                   ----------------    ----------------
Lehman Brothers Inc.                                            $ 50,000,000        $ 67,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          50,000,000          66,500,000
J.P. Morgan Securities Inc.                                       50,000,000          66,500,000
                                                                ------------        ------------
          Total.............................................    $150,000,000        $200,000,000

     The Terms Agreement provides that the Underwriters' obligation to pay for and accept delivery of the Notes is subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters must take and pay for all of the Notes if any are taken.

     The Underwriters initially propose to offer part of the Notes directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount in the case of the 2008 Notes and .50% of the principal amount in the case of the 2028 Notes. Any Underwriter may allow, and such dealers may reallow, a further concession not in excess of .20% of the principal amount in the case of the 2008 Notes and .25% of the principal amount in the case of the 2028 Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may vary the offering prices and other selling terms from time to time.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of the Notes on any national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. However, the Underwriters are not obligated to make a market in the Notes and they may discontinue any such market-making at any time at their sole discretion. Accordingly, no assurance can be given as to the liquidity of or trading markets for the Notes. The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     In order to facilitate the offering of the Notes, the Underwriters may (but are not required to) engage in transactions that stabilize, maintain or otherwise affect the Note prices, including bidding for and purchasing the Notes in the open market. Any of these activities may stabilize or maintain the market prices for the Notes above market levels. Such transactions, if commenced, may be discontinued at any time.

     Certain of the Underwriters or their affiliates provide investment banking and/or commercial banking services to the Company from time to time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the Notes, including with respect to their legality, will be passed upon for the Company by Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 and for the Underwriters by Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019. Wachtell, Lipton, Rosen & Katz represents the Company in connection with various legal matters from time to time.

PROSPECTUS
------------------

                                DANA CORPORATION

                                  COMMON STOCK

                              AND DEBT SECURITIES

                                  $600,000,000

                          ---------------------------

    Dana Corporation (the "Company") may offer, from time to time, shares of its common stock, $1 par value (the "Common Stock") and/or its debt securities in one or more series consisting of notes, debentures and/or other evidences of indebtedness (the "Debt Securities"), at prices and on terms to be determined at the time of offering. The aggregate initial offering price of the Common Stock and the Debt Securities to be offered pursuant to this Prospectus (the "Securities") will not exceed U.S. $600,000,000 or the equivalent in one or more foreign currencies or composite currencies.

    The particular terms of the Securities for which this Prospectus is being delivered and the terms of offering for such Securities will be set forth in a Prospectus Supplement accompanying the Securities (each, a "Prospectus Supplement"). Without limiting the foregoing, (1) in the case of Common Stock, the Prospectus Supplement will set forth the public offering price (or the method of determining the public offering price) and the aggregate number of shares offered, and (2) in the case of Debt Securities, the Prospectus Supplement will set forth, as applicable, the specific designation, aggregate principal amount, authorized denominations, initial offering price, maturity, rates (or methods of determining rates) and times of payment of any interest, any terms for exchangeability, conversion, redemption, payment of sinking fund provisions, the trustee, any additional covenants or events of default, and currency(ies) in which the principal, any premium and any interest will be paid. See the "Description of Common Stock" and the "Description of Debt Securities" below. When applicable, the Prospectus Supplement will also contain certain information about tax consequences relating to the Securities offered and any listing of such Securities on a securities exchange.

    The Company may sell the Securities directly, through agents, underwriters or dealers, as designated from time to time, or through a combination of such methods. If agents, underwriters or dealers are involved in the sale of the Securities, their names and any applicable commissions and discounts will be set forth in the particular Prospectus Supplement.

    Any statement contained in this Prospectus or in a document incorporated herein by reference will be deemed to be superseded and modified by any inconsistent statement contained in any Prospectus Supplement or subsequently filed document incorporated herein by reference.
                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                          ---------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK AND/OR THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING, AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."
                          ---------------------------

No person has been authorized to give any information or make any representation not contained in this Prospectus in connection with the offering of the Securities. This Prospectus does not constitute an offering by any person in any state or jurisdiction in which such offering may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder will create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein.

This Prospectus may not be used to consummate sales of the Securities unless accompanied by a Prospectus Supplement.
                          ---------------------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 19, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements, and other information filed electronically by the Company at (http://www.sec.gov).

     The Common Stock is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005; The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104; and The International (London) Stock Exchange, London EC2N 1HP. Reports, proxy statements and other information concerning the Company can be inspected at these exchanges.

     The Company has filed a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference should be made to the Registration Statement for further information about the Company and the Securities.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are incorporated into this Prospectus by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1996;

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ending March 31, June 30, and September 30, 1997;

          (3) All other reports filed pursuant to Section 13(a) or 15 (d) of the Exchange Act since December 31, 1996;

          (4) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated on or about July 12, 1946, and all amendments thereto and reports filed for the purposes of updating such description; and

          (5) The description of the Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A dated May 1, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities will be deemed to be incorporated by reference in this Prospectus.

     Copies of documents incorporated in this Prospectus by reference but not delivered herewith (except the exhibits to such documents, unless such exhibits are specifically incorporated herein by reference) may be obtained from the Company, without charge, upon written or oral request directed to Martin J. Strobel, Secretary, Dana Corporation, P.O. Box 1000, Toledo, Ohio 43697 (telephone: 419-535-4500).

                                  THE COMPANY

     Founded in 1904 and based in Toledo, Ohio, the Company (including its consolidated subsidiaries and its affiliates) is a global leader in the engineering, manufacture and distribution of products and systems for the vehicular, industrial and off-highway markets. The Company's six strategic business units are Automotive

Components, Engine Components, Heavy Truck Components, Off Highway Components, Industrial Components, and Dana Commercial Credit. Its core products are axles, driveshafts, structural components (frames), sealing products, filtration products, engine products, industrial products, and leasing services. The Company operates facilities in 30 countries and employs more than 48,000 people. Its 1996 sales were $7.7 billion. The Company's executive offices are located at 4500 Dorr Street, Toledo, Ohio 43615, telephone 419-535-4500.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following are the consolidated ratios of earnings to fixed charges for the Company for the periods indicated:

                                                          NINE
                                                         MONTHS
                                                          ENDED
                                                      SEPTEMBER 30         YEAR ENDED DECEMBER 31
                                                      -------------   --------------------------------
                                                      1997    1996    1996   1995   1994   1993   1992
                                                      ----    ----    ----   ----   ----   ----   ----
Consolidated ratio of earnings to fixed charges.....  4.3x    3.9x    3.7x   4.0x   4.0x   2.5x   1.3x

     These ratios were computed by dividing the earnings by the fixed charges. For this purpose, "earnings" consist of income from continuing operations before taxes, distributed income of less than 50% owned affiliates, fixed charges (excluding capitalized interest) and income of majority-owned subsidiaries with fixed charges, and "fixed charges" consist of interest on indebtedness and that portion of rental expense (one third) which the Company believes to be representative of interest.

                                USE OF PROCEEDS

     The Company expects to use the net proceeds from the sale of the Securities for general corporate purposes, such as, but not limited to, working capital, capital expenditures, acquisitions, and the repayment or refinancing of the Company's indebtedness. When any particular Securities are offered, the Prospectus Supplement will set forth the Company's intended use of the net proceeds from the sale of such Securities.

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions of the Company's capital stock do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Restated Articles of Incorporation and By-Laws, and, with respect to the Preferred Share Purchase Rights, the Rights Agreement (as hereafter defined), copies of which previously have been filed by the Company with the Commission.

COMMON STOCK

     Under its Restated Articles of Incorporation, the Company is authorized to issue 240,000,000 shares of Common Stock. Currently there are approximately 105,305,000 shares of Common Stock issued and outstanding and 13,736,000 shares reserved in the aggregate for issuance under the several employee and director stock plans maintained by the Company. The Common Stock is listed on the New York, Pacific and London Stock Exchanges under the symbol "DCN." The shares of Common Stock currently outstanding are fully paid and non-assessable and any such shares offered under a Prospectus Supplement, upon issuance against full consideration therefor, will also be fully paid and non-assessable.

     Holders of the Common Stock are entitled to receive dividends out of funds legally available for payment thereof in such amounts per share as may be declared by the Company's Board of Directors.

     Holders of the Common Stock are entitled to one vote per share held on all matters submitted to a vote of the shareholders. The Common Stock is the only voting class of the Company's capital stock of which shares are currently issued and outstanding. The shares do not carry cumulative voting rights in electing directors, which means that, if there is a quorum present or represented at a meeting at which directors are to be elected, the holders of more than 50% of the shares voting will elect all of the directors and the holders of less than 50% of the shares voting will not elect any directors.

     Upon any liquidation or dissolution of the Company, voluntary or involuntary, holders of the Common Stock will receive equal shares of the assets of the Company which are available for distribution to the holders of Common Stock after payment of all liabilities of the Company and of any liquidation preferences granted to holders of the Company's preferred stock.

     The Common Stock is not convertible, does not have any sinking fund, preemptive or other subscription rights, and is not subject to redemption.

PREFERRED STOCK

     Under its Restated Articles of Incorporation, the Company is authorized to issue up to 5,000,000 shares of Preferred Stock, none of which are currently outstanding. The Company's Board of Directors has the authority to issue any such Preferred Stock in one or more series; to fix the number of shares of each series, its particular designation, its liquidation preference, and the rate of dividends to be paid; and to determine whether dividends will be cumulative, whether shares of the series will have voting rights and/or be redeemable, and whether the particular series will be entitled to a sinking fund and/or to conversion rights. If Preferred Stock is issued, the amount of funds available for the payment of dividends on the Common Stock will be reduced by any dividend obligation that the Board may fix for the Preferred Stock. Holders of Preferred Stock will also have preferential treatment over holders of Common Stock in the event of liquidation of the Company. In connection with the issuance of Preferred Stock, the Board may grant voting rights to the holders of Preferred Stock which may dilute the voting power of the holders of Common Stock.

JUNIOR PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

     In connection with the Rights Agreement, dated April 25, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C., Rights Agent (the "Rights Agreement"), the Company's Board of Directors authorized the creation of a Series A Junior Participating Preferred Stock ("Junior Preferred Stock").

     The number of shares constituting the series of Junior Preferred Stock is 1,000,000. Shares of Junior Preferred Stock are issuable only upon the exercise of Preferred Share Purchase Rights ("Purchase Rights"), in the amount of one Purchase Right for each share of the Common Stock outstanding on July 25, 1996, or which become outstanding (including the shares of Common Stock offered under a Prospectus Supplement) after that date but prior to July 25, 2006, or the date of certain earlier events. Each Purchase Right entitles its holder, subject to the provisions of the Rights Agreement, until the earlier of July 25, 2006, or the redemption of the Purchase Rights, to buy one 1/1000th of a share of Junior Preferred Stock at an exercise price of $110, subject to adjustment. The Purchase Rights are redeemable at a price of $0.01 each at any time prior to the acquisition by any person or entity of beneficial ownership of 15% or more of the outstanding Common Stock. If any person (or entity) announces that he (or it) has acquired beneficial ownership of 15% or more of the Common Stock or commences, or announces an intention to commence, an offer the consummation of which would result in his (or its) beneficially owning 15% or more of the Common Stock, separate certificates for the Purchase Rights will be mailed to the holders of Common Stock and the Purchase Rights will become exercisable and transferable apart from the Common Stock.

     If the Company is acquired in a merger or similar transaction or if 50% of its assets or earning power are transferred to another company, in either case without the approval of the Company's Board of Directors, the holder of each Purchase Right may purchase a number of shares of the acquiring company's common stock having a market price equal to twice the current exercise price of the Purchase Right. If 15% (but less than 50%) of the Common Stock is acquired by any person or entity, the Company's Board of Directors may exchange each Purchase Right for one share of Common Stock. In these situations, the Purchase Rights owned by any person or entity holding 15% or more of the Common Stock become void and cannot be exercised.

     The Junior Preferred Stock, if issued, will be entitled to a cumulative preferential quarterly dividend per share equal to the greater of $10 or 100 times the dividend declared on shares of the Common Stock. The Junior

Preferred Stock is redeemable in whole at the Company's option at a cash price per share of the greater of $100 or 100 times the Current Market Price (as defined in the Rights Agreement) of the Common Stock. In the event of liquidation, the holders of the Junior Preferred Stock will be entitled to receive an amount equal to accrued and unpaid dividends plus an amount per share equal to the greater of $100 or 100 times the payment made per share to holders of Common Stock. Each share of Junior Preferred Stock will be entitled to 100 votes, voting together with the holders of the Common Stock on all matters submitted to the vote of stockholders. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, the holder of each share of Junior Preferred Stock will be entitled to receive 100 times the amount and type of consideration paid per share of Common Stock. The rights of the holders of Junior Preferred Stock as to dividends and liquidations, their voting rights, and their rights in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

     The Purchase Rights have certain anti-takeover effects. Among other things, the Purchase Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Purchase Rights being acquired. The Purchase Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors prior to the time that any person or entity has acquired beneficial ownership of 15% or more of the Common Stock.

VIRGINIA LAW

     The Company is a Virginia corporation and is subject to Article 14 (the "Affiliated Transactions Statute") and Article 14.1 (the "Control Share Statute") of the Virginia Stock Corporation Act.

     Pursuant to the Affiliated Transactions Statute, a Virginia corporation may not engage in an affiliated transaction with a 10% shareholder and his affiliates (collectively, the "10% Holder") for three years following the 10% acquisition unless the transaction is approved by a majority of the disinterested directors of the corporation and two-thirds of the shares not owned by the 10% Holder. For purposes of this provision, an affiliated transaction is defined as one of the following transactions that has not been approved previously by the corporation's board of directors: a merger, a share exchange, a sale of assets with a fair market value in excess of 5% of the corporation's consolidated net worth, a dissolution of the corporation and certain securities transactions. The 10% Holder may effect the affiliated transaction after the three-year period only if (1) the transaction is approved
(a) by two-thirds of the shares not owned by the 10% Holder or (b) by a majority of the disinterested directors or (2) the aggregate consideration to be paid in such affiliated transaction meets certain fair price criteria. A corporation may opt out of this provision by amendment to its articles of incorporation or by-laws approved by the majority of the outstanding shares of stock not owned by the 10% Holder. The Company has not opted out of this provision.

     Pursuant to the Control Share Statute, if a person (the "Acquiring Person") acquires shares entitled to vote on the election of directors within one of the ranges set by the statute (20% or more and less than one-third, one-third or more but less than a majority, or a majority), it automatically loses the right to vote the shares that fall within such range. The Acquiring Person can demand a meeting of shareholders to vote on whether the "disqualified" shares will have voting rights. The voting rights of the "disqualified" shares can be restored by the affirmative vote of a majority of "disinterested shares" at such a shareholders meeting. For purposes of the Control Share Statute, "disinterested shares" include all outstanding shares except those held by the Acquiring Person and the corporation's officers and employee-directors. A corporation can opt out of the Control Share Statute by amendment to its articles or by-laws and the Company has done so.

                         DESCRIPTION OF DEBT SECURITIES

     The following summary sets forth the material terms under which the Company expects to offer the Debt Securities. The terms of the particular Debt Securities offered by any Prospectus Supplement and the extent to which the following terms apply will be set forth in the Prospectus Supplement.

GENERAL

     The Debt Securities will be issued under an indenture or indentures and one or more indenture supplements (collectively, the "Indenture") between the Company and Citibank, N.A. (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made a part thereof by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture.

     The Indenture will provide for the issuance of Debt Securities by the Company in an unlimited amount from time to time in one or more series. The Indenture will not limit the amount of debt, either secured or unsecured, which the Company may issue under the Indenture or otherwise.

     The Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the following terms of such Debt Securities: (1) the title of the Debt Securities; (2) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (3) any limit upon the aggregate principal amount of the Debt Securities; (4) the date(s) on which the Debt Securities will mature and any provisions for extending such date(s); (5) the rate(s) (which may be fixed or variable) per annum at which the Debt Securities will bear interest (if any), or the manner in which such rate(s) will be determined; (6) the date(s) from which any such interest will accrue and on which any such interest will be payable, and any regular record dates for determining the holders to whom such interest will be payable; (7) the place(s) where the principal of and any premium and interest on the Debt Securities will be payable; (8) any obligation or right of the Company to redeem, repurchase or repay the Debt Securities (in whole or in part) pursuant to any sinking fund or analogous provisions or at the option of the holders or the Company, and the price(s) at which, period(s) within which, and terms upon which the Debt Securities will be redeemed, repurchased or repaid pursuant to such obligation; (9) the denominations in which the Debt Securities will be issued (if other than denominations of U.S. $1,000 and any integral multiple thereof); (10) the currency or composite currency in which payment of the principal of and any premium and interest on the Debt Securities will be payable (if other than United States currency); (11) whether the Debt Securities will be issued in the form of one or more permanent Global Securities and, if so, the identity of the Depository for the same; (12) the portion of the principal amount of the Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof (if other than the principal amount); (13) any additions to or changes in the covenants or events of default set forth below which will apply to the Debt Securities; (14) any conversion or exchange provisions; and (15) any other terms of the Debt Securities (which terms will be consistent with the applicable Indenture).

     Unless otherwise set forth in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons, in denominations of U.S. $1,000 or any integral multiple thereof (or comparable integral multiples in foreign currency). If the Debt Securities are offered or payable in any foreign currency, the Prospectus Supplement will set forth applicable information about the foreign currency units, restrictions, elections, tax consequences, and any other special information about the Debt Securities.

     If the Debt Securities are issued at a discount from their principal amount ("Original Issue Discount Securities"), the Prospectus Supplement will set forth any applicable federal income tax or other special considerations.

     Unless otherwise set forth in the Prospectus Supplement, the principal of and any premium and interest on the Debt Securities will be payable, and the exchange and transfer of the Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose, subject to the limitations of the Indenture. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

RANKING

     The Company currently intends to issue the Debt Securities as unsecured and unsubordinated debt ranking pari passu with all other unsecured and unsubordinated debt of the Company.

     If the Company determines to issue any or all of the Debt Securities as subordinated debt ("Subordinated Debt Securities"), the Prospectus Supplement relating to such Subordinated Debt Securities will set forth the terms of any indenture that may apply and the rights of the holders of the Subordinated Debt Securities (the "Subordinated Indenture").

CONVERSION AND EXCHANGE

     If the Debt Securities are convertible into or exchangeable for Common Stock or Preferred Stock, property or cash, or any combination thereof, the Prospectus Supplement will set forth the terms of conversion or exchange, including whether such conversion or exchange is mandatory or at the option of the holders or of the Company. If applicable, the Prospectus Supplement will also set forth the factors and time for calculating the number of shares of Common Stock or Preferred Stock to be received by the holders of the Debt Securities upon conversion or exchange.

GLOBAL SECURITIES

     The Debt Securities may be issued (in whole or part) in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement (the "Depository") and registered in the name of the Depository or its nominee (the "Nominee").

     The specific terms of the depository arrangement with respect to any series of Debt Securities will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Global Security, the Depository or the Nominee will credit the respective principal amount of the Debt Securities represented by the Global Security on its book-entry registration and transfer system. Such accounts will be designated by the underwriters or agents with respect to the Debt Securities, or by the Company if it is offering and selling the Debt Securities directly. Ownership of beneficial interests in the Global Security will be limited to the designated participants and persons that may hold interests through such participants. Such ownership will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or Nominee (with respect to interests of the participants) and records of the participants (with respect to interests of persons other than the participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form (that is, in the form of certificates registered in their names), and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as either the Depository or the Nominee is the registered owner of the Global Security, it will be considered the sole owner or holder of the Debt Securities represented by the Global Security for all purposes under the Indenture governing the Debt Securities. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have the Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture governing the Debt Securities.

     The principal of and any premium and interest on the Debt Securities registered in the name of either the Depository or the Nominee will be paid to it as the registered owner of the Global Security representing the Debt Securities. The Company and the Trustee, Paying Agent(s) and Security Registrar(s) for the Debt Securities will have no responsibility or liability for any aspect of the records relating to or the payments made on account of beneficial ownership interests of the Global Security (including the maintaining, supervising or reviewing of any records relating to such interests).

     The Company expects that the Depository or the Nominee, as applicable, upon receipt of any payment of the principal of or any premium and interest with respect to the Debt Securities, will credit the participants' accounts immediately with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security, as shown on the Depository's or Nominee's records. The Company also expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices (as is now the case with securities held for the accounts of customers registered in "street name") and will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue the Debt Securities in definitive form in exchange for the Global Security representing the Debt Securities. Further, if the Company so specifies with respect to the Debt Securities, an owner of a beneficial interest in the Global Security representing the Debt Securities may, on terms acceptable to the Company and the Depository or Nominee, receive the Debt Securities in definitive form. In such case, the owner of the beneficial interest in the Global Security will be entitled to physical delivery in definitive form of Debt Securities equal in principal amount to its beneficial interest and to have such Debt Securities registered in its name. Such Debt Securities will be issued in denominations of U.S. $1,000 and integral multiples thereof, unless otherwise specified by the Company.

COVENANTS

CERTAIN DEFINITIONS

     The following terms are defined substantially as in Section 1.01 of the Indenture.

     "Consolidated Net Tangible Assets" means the total assets (less applicable reserves and other properly deductible items) on the balance sheet of the Company and its consolidated Subsidiaries for the most recent fiscal quarter, less (1) all current liabilities and (2) goodwill, trade names, patents, organization expenses and other like intangibles of the Company and its Subsidiaries.

     "Funded Debt" means indebtedness for borrowed money owed or guaranteed by the Company or any Restricted Subsidiary, and any other indebtedness which under generally accepted accounting principles would appear as debt on the consolidated balance sheet of the Company, maturing by its terms more than 12 months from the date of the determination thereof, including any indebtedness renewable or extendible at the option of the obligor to a date more than 12 months from the date of determination thereof.

     "Material Adverse Effect" means a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.

     "Principal Property" means any real property (including buildings and other improvements) of the Company or any Restricted Subsidiary, owned currently or hereafter acquired (other than any pollution control facility, cogeneration facility or small power production facility), which has a book value in excess of 2% of Consolidated Net Tangible Assets.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an "Unrestricted Subsidiary." An "Unrestricted Subsidiary" means any Subsidiary designated as such from time to time by the Board of Directors of the Company. As of the date of this Prospectus, there are no Unrestricted Subsidiaries.

     "Sale and Leaseback Transaction" means any arrangement with any person or entity providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property whereby such Principal Property has been or is to be sold or transferred by the Company or the Restricted Subsidiary to such person or entity, excluding any such arrangement involving a lease for a term (including renewal rights) of not more than 36 months.

     "Secured Debt" means indebtedness (other than indebtedness among the Company and Restricted Subsidiaries) for money borrowed, or other indebtedness on which interest is paid or payable, which is secured by (1) a lien on any Principal Property of the Company or a Restricted Subsidiary or on the stock or indebtedness of a Restricted Subsidiary, or (2) any guarantee of indebtedness of the Company by a Restricted Subsidiary.

     "Subsidiary" means any corporation, partnership or other business entity of which the Company, or the Company and one or more of its Subsidiaries, or one or more of the Subsidiaries, directly or indirectly owns more than 50% of the voting stock.

LIMITATIONS ON LIENS

     The Company covenants not to incur or guarantee any Secured Debt without equally and ratably securing the Debt Securities, and not to permit its Restricted Subsidiaries to do so.

     This covenant is not applicable to (1) Secured Debt existing at the date of the Indenture; (2) liens on real or personal property acquired, constructed or improved by the Company or a Restricted Subsidiary after the date of the Indenture which are created contemporaneously with, or within 12 months after, the acquisition, construction or improvement to secure all or any part of the purchase price of such property or the cost of such construction or improvement;
(3) mortgages on property of the Company or a Restricted Subsidiary created within 12 months of the completion of construction or improvement of any new plant(s) on such property to secure the cost of such construction or improvement; (4) liens on property existing at the time the property was acquired by the Company or any Restricted Subsidiary; (5) liens on the outstanding shares or indebtedness of a corporation existing at the time such corporation becomes a Subsidiary; (6) liens on stock (except stock of Subsidiaries) acquired after the date of the Indenture if the aggregate cost thereof does not exceed 15% of the Consolidated Net Tangible Assets; (7) liens securing indebtedness of a successor corporation to the Company to extent permitted by the Indenture; (8) liens securing indebtedness of a Restricted Subsidiary at the time it became such; (9) liens securing indebtedness of any entity outstanding at the time it merged with, or substantially all of its properties were acquired by, the Company or any Restricted Subsidiary; (10) liens created, incurred or assumed in connection with an industrial revenue bond, pollution control bond or similar financing arrangement between the Company or any Restricted Subsidiary and any federal, state or municipal government or other governmental body or quasi-governmental agency; (11) liens in connection with government or other contracts to secure progress or advance payments; (12) liens in connection with taxes or legal proceedings to the extent such taxes or legal proceedings are being contested or appealed in good faith or are incurred for the purpose of obtaining a stay or discharge in the course of such proceedings; (13) liens consisting of mechanics' or materialmen's or similar liens incurred in the ordinary course of business and easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in title thereto; (14) liens made in connection with or to secure payment of workers' compensation, unemployment insurance, or social security obligations; (15) liens in connection with the Sale and Leaseback Transactions which are not subject to the limitations described below under "Limitations on Sale and Leaseback"; (16) mortgages to secure debt of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; and
(17) extensions, renewals or replacements of the foregoing permitted liens to the extent of the original amounts thereof.

In addition, the Company and its Restricted Subsidiaries may have Secured Debt which would not otherwise be permitted or excepted without equally and ratably securing the Debt Securities, if the sum of such Secured Debt plus the aggregate value of Sale and Leaseback Transactions subject to the limitations described below does not exceed 15% of Consolidated Net Tangible Assets.

LIMITATIONS ON SALE AND LEASEBACK

The Company covenants not to engage in any Sale and Leaseback Transactions involving any Principal Property, or to permit any of its Restricted Subsidiaries which has been in operation for more than 180 days to do so, unless
(1) the Company or such Restricted Subsidiary would be entitled to incur Secured Debt on such Principal Property equal to the amount realizable upon such sale or transfer as if such amount were secured by a mortgage, without equally and ratably securing the Debt Securities; or (2) an amount equal to the greater of the net proceeds of the sale or the fair value of such Principal Property is applied within 180 days either to (a) the retirement of indebtedness of the Company that was Funded Debt at the time it was created or (b) the purchase of other Principal Property having a value at least equal to the greater of such amounts; or (3) the Sale and Leaseback Transaction involved an industrial revenue bond, pollution control bond or other similar financing arrangement between the Company or any Restricted Subsidiary and any federal, state or municipal government or other governmental body or agency.

PAYMENT OF TAXES

     The Company covenants to pay, before they become delinquent, (1) all taxes and other government charges levied on the Company or any Subsidiary or on the income, profits or property of the Company or any Subsidiary, and (2) all lawful claims for labor, material and supplies which might become a lien and have a Material Adverse Effect. However, the Company will not be required to pay taxes, assessments or charges if the amount, applicability or validity of the same is being contested in good faith by appropriate proceedings.

EXISTENCE

     The Company covenants to do all things necessary to keep its existence, rights and franchises in full force and effect, and to cause its Subsidiaries to do the same. However, neither the Company nor any Subsidiary will be required to preserve any right or franchise (or, in the case of a Subsidiary, its existence) if the Company determines that the same is no longer desirable in the conduct of the Company's business and that the loss or termination of the same will not result in a Material Adverse Effect.

COMPLIANCE WITH LAWS

     The Company covenants that it will comply with all applicable federal, state, local and foreign laws, rules, regulations and ordinances, and will cause its Subsidiaries to do the same, in each case to the extent that the failure to so comply would have a Material Adverse Effect.

EVENTS OF DEFAULT

     Unless otherwise set forth in the Prospectus Supplement, the following will be "Events of Default" under the Indenture with respect to the series of Debt Securities issued thereunder: (1) a default for 30 days in the payment of any interest on the Debt Securities when due; (2) the failure to pay the principal of or any premium on the Debt Securities when due; (3) the failure to deposit any mandatory sinking fund installment with respect to the Debt Securities when due; (4) the failure to observe or perform any other covenant in the Indenture applicable to the Debt Securities (other than a covenant included in the Indenture for the benefit of another series of Debt Securities) continuing beyond any applicable grace period; (5) certain events of bankruptcy, insolvency or reorganization; and (6) any other event of default specified in the Prospectus Supplement.

     The Indenture will provide that, upon the occurrence of an Event of Default (after expiration of any applicable grace period), the Trustee or the holders of 25% of the aggregate principal amount of the outstanding Debt Securities of any series may declare the principal amount of and any accrued but unpaid interest on such Debt Securities immediately due and payable. After any such acceleration with respect to the Debt Securities, the holders of a majority of the aggregate principal amount of the outstanding Debt Securities may rescind and annul such declaration before a judgment or decree for payment of money has been obtained.

     The Indenture will provide that within 90 days after the occurrence of an Event of Default with respect to any series of Debt Securities, the Trustee will give notice to the holders thereof of all uncured and unwaived defaults known to it (including events which, after notice or lapse of time or both will become Events of Default); provided that, except in the case of default in the payment of the principal of, any premium or interest on, or any mandatory sinking fund installment on, such Debt Securities, the Trustee will be protected in withholding such notice if it determines in good faith that withholding the notice is in the best interest of such holders.

     The Indenture will provide that the holders of a majority of the aggregate principal amount of any series of Debt Securities outstanding will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the Trustee, or exercising any power or trust conferred on the Trustee, provided that such direction is in accordance with law and the provisions of the Indenture.

     If an Event of Default occurs and is continuing, the Trustee will exercise its rights and powers under the Indenture and use the same degree of skill and care in such exercise as a prudent person would use under the circumstances in the conduct of his own affairs. Subject thereto, the Trustee will not be obligated to exercise its rights or powers under the Indenture at the request of the holders of the Debt Securities unless they have offered the Trustee reasonable security or indemnity against the costs, expenses and liabilities which it may incur in compliance with such request.

     Unless otherwise provided in the Indenture, the holders of a majority of the aggregate principal amount of the outstanding Debt Securities, on behalf of all holders of such Debt Securities, may waive (1) any past default under the Indenture (except a default in the payment of the principal of or any premium or interest on the Debt Securities) or (2) compliance by the Company with certain restrictive provisions of the Indenture.

     Under the Indenture, the Company will be required to furnish annually to the Trustee a statement about the Company's performance of certain of its obligations under the Indenture and any default in such performance.

MERGER

     The Indenture will provide that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge into any other corporation, without the consent of the holders of the Debt Securities, provided that (1) the successor corporation is organized and existing under the laws of the United States or a State thereof and expressly assumes the due and punctual payment of the principal of and any premium and interest on the Debt Securities according to their terms and the due and punctual performance and observance of the covenants and conditions of the Indenture to be performed by the Company, and (2) after giving effect to the transaction, no Event of Default will have occurred and be continuing. Except as set forth herein or in any Prospectus Supplement, the Indenture will not contain any covenants or other provisions designed to afford the holders of the Debt Securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving the Company.

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may amend or modify the Indenture from time to time for administrative convenience or necessity, provided that the changes do not materially adversely affect the rights of the holders of the Debt Securities.

     Moreover, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities, the Company and the Trustee may amend or modify the Indenture so as to affect the rights of the holders of the Debt Securities, except that, without the consent of the holder of each Debt Security affected thereby, no amendment or modification may (1) extend the time of maturity of the principal of or any installment of interest on the Debt Securities; (2) reduce the principal of or any premium or rate of interest on the Debt Securities; or (3) reduce the percentage in principal amount of outstanding Debt Securities the consent of whose holders is required to waive compliance with certain provisions of the Indenture or to waive certain events of default and their consequences.

DISCHARGE AND DEFEASANCE

     The Company may satisfy and discharge its obligations under the Indenture (other than its obligation to pay the principal of and any premium and interest on the Debt Securities and certain other specified obligations) if it (1) irrevocably deposits with the Trustee, as trust funds, the amount (in money or U.S. government obligations maturing as to principal and interest) sufficient to pay the principal of and any premium and interest on the Debt Securities and any mandatory sinking fund obligations with respect thereto on the stated maturity date of such payments or on any redemption date, and (2) complies with any additional conditions specified to be applicable with respect to the defeasance of such Debt Securities.

     The terms of any series of Debt Securities may also provide for legal defeasance pursuant to the Indenture. In such case, if the Company (1) irrevocably deposits money or U.S. government obligations as described above,
(2) makes a request to the Trustee to be discharged from its obligations on such Debt Securities, and (3) complies with any additional conditions specified to be applicable with respect to the legal defeasance of such Debt Securities, then the Company will be deemed to have paid and discharged the entire indebtedness on all such outstanding Debt Securities under the Indenture and the obligation of the Company to pay the principal of and any premium and interest on such Debt Securities shall cease, terminate and be completely discharged and the holders of the Debt Securities will be entitled only to payment out of the money or U.S. government obligations deposited with the Trustee, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund due to any legal proceeding, order or judgment.

                              PLAN OF DISTRIBUTION

     The Company may offer the Securities directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods.

     If underwriters are used in an offering of the Securities, the Company will execute an underwriting agreement with such underwriters and will set out the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in the Prospectus Supplement. If an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of the Prospectus Supplement. Such Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If dealers are used in an offering of Securities, the Company will sell such Securities to the dealers as principals. The dealers then may resell such Securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement.

     If agents are used in an offering of Securities, the names of the agents and the terms of the agency will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, the agents will act on a best-efforts basis for the period of their appointment.

     Dealers and agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein. Underwriters, dealers and agents, may be entitled to indemnification by the Company against certain liabilities (including liabilities under the Securities Act) under underwriting or other agreements entered into with the Company.

     The Company may solicit offers to purchase the Securities from, and sell the Securities directly to, institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof. The terms of any such offer will be set forth in the Prospectus Supplement.

     Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, the Company in the ordinary course of business, including refinancing of the Company's indebtedness.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities will not, at the time of delivery, be prohibited under the laws of any jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility for the validity or performance of such contracts.

     To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising their over-allotment options. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Rosenman & Colin, LLP of New York, New York and Hunton & Williams of Richmond, Virginia. Robert L. Kohl, a member of Rosenman & Colin, LLP, owns 1,041 shares of the Company's Common Stock.

     Certain legal matters will also be passed upon by Wachtell, Lipton, Rosen & Katz of New York, counsel for the underwriters, and by such other counsel for the underwriters or agents as are identified in any Prospectus Supplement. Wachtell, Lipton, Rosen & Katz performs legal services for the Company from time to time.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

======================================================

No person is authorized by the Company, the Underwriters or any dealer to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and if any such information or representations are given or made, they should not be relied upon as having been so authorized. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than those described herein, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction to any persons to whom it is unlawful to make such an offer. Neither the delivery of this Prospectus Supplement or accompanying Prospectus nor any sale made hereunder implies that the information contained in those documents is correct as of any time subsequent to the date as of which it is given.

                            ------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                        PAGE
                                        ----
The Company...........................   S-3
Use of Proceeds.......................   S-3
Capitalization........................   S-4
Selected Financial Data...............   S-5
Business..............................   S-8
Description of the Notes..............  S-12
Underwriting..........................  S-14
Legal Matters.........................  S-14

                                   Prospectus

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
The Company...........................    2
Ratio of Earnings to Fixed Charges....    3
Use of Proceeds.......................    3
Description of Capital Stock..........    3
Description of Debt Securities........    5
Plan of Distribution..................   12
Legal Matters.........................   13
Experts...............................   13

======================================================
======================================================

                                  $350,000,000

                                      LOGO

                                DANA CORPORATION
                                  $150,000,000
                              6.50% Notes Due 2008

                                  $200,000,000
                              7.00% Notes Due 2028
             -----------------------------------------------------

                             PROSPECTUS SUPPLEMENT
                                 March 11, 1998

             -----------------------------------------------------

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

======================================================